Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Legal Disclaimer Forward looking-statements Information sec from nerein includes Forward looking-statements within the meaning of the securities act of 1995 certain but not nesserally of such Non-Gaap financial measurements and other difnitions adjusted earnings before interest taxes descriptions and amorizations additionational I Agree

CHOICE WYNDHAM Home A Win for Stakeholders Engagement with Wyndham Additional Clean Path to Completion Need Help? A Combination to Benefit All Stakeholders A Win for both Companies Stakeholders Learn More Choice Good-faith Engagement with Wyndham Learn More Clear Path to Transaction Completion Learn More Additional Materials Learn More INVESTOR RELATIONS Choice Hotels International Inc SIGN UP FOR UPDATES Name Email Address Submit Need Help?

CHOICE WYNDHAM HOME A Win for both Companies’ Stakeholders Franchisees Win with Lower Total Cost of Ownership and Increased Hotel Profitability Capitalizes on Choke’s Proven Franchisee Success System Lowers total cox of hotel operations Defeated to incremental reservation to hotel Owners Nearly Doubles Available Resources hearty doubles the resources to spend on TM would drive to franchisees’ hotels and tower the cost of Establishes an Even larger Rewards Member Base a Member base noted be on per with the top two global programs Drives more to franchisees tower cm drat. tower customer acquisition and fees, and tower hotel costs and labor efficiencies e Enables franchisees to continue to determine thee own commercial and strategy Improves the Value of Franchisees Real Estate Assets Offers Guests a Broad Portfolio of Brands Across Segments Reduces friction Promotes Increased Investment and Innovation e m proprietary systems, processes, and at the and corporate level The would for franchisees Creates An Opportunity to Replicate the Tremendous Success of Choke’s Recent Acquisition Of Radisson Doing the integration of the needy MO Americas hotels to the Choice platform Radisson franchisees have already from increased guest traffic to direct and digital channels, improvement conversion races, and access to more corporate among other Shareholders Win with Superior Value Creation Represents a Substantial Premium to average dosing on October 1& 202J lies to the 52. wee high to latest dosing Anticipates Meaningful Annual Run-Rate Synergies Estimated at 150 m the of operational redundancies public company costs. and top be growth potential Enables Wyndham Shareholders to Benefit From e Chore s EBTTDA multiple on a go-forward basis and receive deferred tax treatment on their stock e Two seats on the company’s board and the to the potential Cash / stock mechanism enables shareholders to choose between upfront proceeds or long-term value creation subject to a customary proration mechanism Creates Additional Capacity to Further Support Choke’s Revenue Intense Strategy growth across organic revenue levers Generates Predictable High Free Cash Flow Asset fee-for-service model provides through economic cycles additional investments for growth

Guests Win with More Lodging Options and Value Create a combined Rewards Program On par with the top two global program in hospitality Will offer best in class program benefits through partnerships and compelling hotel redemption options Builds a Global Network of Brands And Hotel that Meets the Needs of the Value-Driven Traveler Across Geographies, Stay Occasions, and Price Points Supported by a seamless reservation system that provides guess with a more effective and efficient booking and shopping experience More Tailored Recommendations Improved data analytics would enable the combined company to personalize communications and tailor recommendations to best meet the needs of the up to 160 million combined rewards program members Associates Win with Expanded Opportunities and Increased Stability

Following nearly six months of dialogue, Wyndham has decided to disengage from further discussions with Choice. While we would have preferred to continue engaging with Wyndham in private, we believe there Is too much value for both companies’ shareholders and other stakeholders to not continue pursuing this transaction. Nearly Six Months of Engagement Choice’s previous correspondence with Wyndham

CHOISE WYDHM Press Releases Choise Hotels Wydhm Investor Presentation October 17 process to Investor Choise Hotels infographic Presentation Inforgraphic SEC Filings SEC Filings

Choice wyndham Clear Path to Transaction Completion We remain convinced of both the many benefits of the combinations and our ability to complete it. We are highly confident in our ability to obtain fully committed financing bated on indications from two separate bulge bracket global banks foe the entire cash portion of our proposal The cash portion of the purchase price is expected to be funded with a combination of cash on hand, as well as proceeds from the issuance of debt. Choice would not make this offer if It was not confident that Its franchisees and guests would embrace the preposed combination and that the transaction would receive applicable regulatory approvals In due course i Closing of the contemplated transaction would be subject to satisfaction of customary closing conditions, including receipt of requred shareholder and regulatory approvals. benefits of the combination and our ability to complete it We are highly confident in our abkty to obtain fuOy committed financing based on odicabom from two separate bu’ge bracket global banks for the entire cash portion of our proposal The cash portion of the purchase price is e Contact Us combination of cash on hand, as we* as pn debt choice would not make th»s offer if it was not confident that its anchitees and guests would embrace the proposed combination and hat the transaction would receive applicable regulatory approvals in due would be subject to satisfaction including receipt of required shareholder